FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of March 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Mutual Agreement between Japan and Singapore Regarding Tax Assessment based on Transfer Pricing Taxation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on March 10, 2010 in Kyoto, Japan

Mutual Agreement between Japan and Singapore Regarding Tax Assessment based on Transfer Pricing Taxation

Nidec Corporation (the “Company”)(NYSE: NJ) today announced that it received a notice from the National Tax Agency of Japan that the relevant taxation authorities of Japan and Singapore reached a mutual agreement with respect to a transfer pricing issue relating to the Company’s  Singapore operations. The authorities from the two countries had been in discussion about the taxation issue under the Japan-Singapore income tax treaty.

On December 27, 2006, the Company received a correction notice based on transfer pricing taxation from the Osaka Regional Taxation Bureau (“ORTB”) with respect to the Company’s transactions with its subsidiaries in Thailand and Singapore for the five fiscal years ended March 31, 2001 through 2005. The Company filed a formal objection to ORTB and requested a review under the mutual agreement procedure pursuant to the income tax treaties between the relevant countries to seek the elimination of double taxation.

Under the mutual agreement, the Company expects to be notified by ORTB of an abatement of the tax assessment associated with the Company’s transactions with the Singapore subsidiary. The Company also expects to avoid double taxation in respect of its Thailand operations through a comparable mutual agreement procedure under the income tax treaty between Japan and Thailand.

At present, the Company has no plan to revise its consolidated financial forecasts for the year ending March 31, 2010 to reflect the stated abatement of tax assessment.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated outcome of the legal proceedings. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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